Exhibit 99.10

ROYAL STANDARD MINERALS INC.
NEWS RELEASE

FOR IMMEDIATE RELEASE

Royal Standard Completes Corporate Reorganization

Toronto - January 17, 2014 - Royal Standard Minerals Inc. (the "Company") announced today that it has completed a corporate reorganization consisting of a debt conversion, private placement and change of management.

Under the debt conversion, the Company has issued an aggregate of 755,654,241 common shares at an effective price of $0.0002216 per share to settle aggregate indebtedness of $167,452.98. Under the non-brokered private placement, the Company has issued and sold an aggregate of 81,227,436 common shares at a price of $0.0002216 per share raising gross proceeds of $18,000. The net proceeds from the placement will be used by the Company for general corporate purposes and working capital. The common shares issued under the debt conversion and private placement are subject to a 4-month hold period.

To facilitate the completion of the debt conversion and private placement transactions, the shareholder rights plan of the Company was amended and application of the plan to the debt conversion and private placement were waived by the board of directors. A copy of the amendment to the shareholder rights plan has been filed and is available on SEDAR at www.sedar.com.

George Duguay, C. Marrelli Services Limited and Lonnie Kirsh, Toronto-based investors (collectively, the "Investors"), have each acquired direct ownership of 278,960,559 common shares of the Company, representing approximately 30.3% of the number of outstanding common shares of the Company following the debt conversion and private placement. Immediately prior to the debt conversion and private placement Mr. Duguay directly owned stock options to acquire 150,000 common shares of the Company, and continues to hold these following completion of the transactions. C. Marrelli Services Limited and Lonnie Kirsh did not previously owned any securities of the Company. Each of the Investors has advised that they have acquired the securities of the Company for investment purposes and do not have any present intention to acquire additional securities of the Company.

In conjunction with the debt conversion and private placement, all directors of the Company have resigned and been replaced by Lonnie Kirsh, Carmelo Marrelli and George Duguay. All officers of the Company have also resigned and Mr. Kirsh has been appointed as President and Chief Executive Officer and Mr. Dan Crandall has been appointed as Chief Financial Officer. Mr. Kirsh is a securities lawyer with a focus on junior resource and other small-cap companies and serves as a director on a number of Canadian public company boards. Mr. Crandall is a Chartered Professional Accountant and has an Honours Bachelor of Accounting (Co-op) degree from Brock University.

The new board and management team's mandate is to identify suitable assets or businesses to acquire or merge with, with a view to maximizing value for shareholders.

For more information or, in the case of Lonnie Kirsh, C. Marrelli Services Limited or George Duguay, to obtain a copy of their early warning report, please contact:

Lonnie Kirsh
President & Chief Executive Officer
Royal Standard Minerals Inc.
Tel: (416) 350-2347
Email: lonnie@acuitylaw.ca

C. Marrelli Services Limited
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5
Tel: (416) 848-0106

George Duguay
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5
Tel: (416) 848-0105